Written By Julien Uhlig

Zero Carbon Technology Explained! Why it is so disruptive?


Zero Carbon Technology Explained! Why it is s...

commercial pilot under commissioning process there, Zero Carbon machines are only going to get bigger! It was an excellent opportunity to introduce the Technology to the Bali Investment Club, looking to support local impact projects.

We had a chance to tape a quick process explanation you might enjoy.

The South of Bali, one of the world's most pristine beaches, has been struck with an ocean waste problem for years. During the last wet season, its robustness brought plastic and other inorganic waste into the water, then back to the beach.



The unmanaged waste in the country may have been a pandemic larger than COVID-19. The current pandemic may immediately note statistics of the fallen. Still, the global waste problem will have a much more dangerous, long-term regressive effect on humans and the environment. Indonesia, for instance, has no proper waste management, with all of the dry and wet waste, along with sludge, going straight to either landfills or the ocean. With the rapidly-growing population, Indonesia has become the second-largest plastic contributor after China. And

EX Zero Carbon's commissioning in Udayana University may be the epicenter of waste management in Bali for now, but the plan is to turn the machines nationwide. This plan includes Java, which is the most populated island in the country.

With the current solution to landfill, Indonesia suffers from a long-term effect of the unmanaged waste problem. Indonesia itself produces around 200,000 tons of waste daily, consisting of plastic, rubber, food, sludge, and many more. The garbage has now filled up its largest Bantar Gebang landfill to be 60% to 70% capacity with a lack of waste infrastructures for years. Bantar Gebang is the last landfill destination from multiple zones across the city, and all of those zones are undeniably full of waste. The waste in the landfill has produced enough methane to negate the benefit of clean water on the island and other consumable natural resources for the locals. A West Java village, for instance, has to live 500 meters across the landfill, and the high pile has started to disturb the village's livelihood. The smell, the noise, and the pollution have become significant disturbances. A villager named Hatta admitted that he and his family had been living alongside it for the past 23 years, and their house is currently no longer sustainable. Locals in the village have noticed that instead of expanding landfills, waste management systems should be developed and maintained.



German/US-based EX Zero Carbon and Team Multi Fuel Conversion (MFC) startups genuinely wanted to tackle waste management in Indonesia and then Asia. Additionally, Team MFC built X5 to collaborate with India's TATA Power, which thrived on solving India's consistent pollution problem. The similarity of the problem enables the machine to be applicable in Indonesia as well. It will operate on a blended, pelletized form consisting of organic and inorganic waste like plastic commonly found on Balinese beaches. The machine then will convert the combined waste as clean gas onsite, which means the X5 is a portable waste treatment plant that is placeable in even the world's remotest area. The patented Zero Carbon converts waste into clean energy used for household necessities, including electricity, heating, cooling, other household necessities, and biochar. Biochar is an effective carbon sink, and it sequesters carbon dioxide from the atmosphere in the ground soil for generations. It means the emission is in the form of clean gas, usable to amplify energy generation via Solid Oxide Fuel Cells, and traps carbon as biochars, usable as fertilizers.

"Udayana University and the Balinese government have been working for years to resolve the waste treatment problems in the island," Professor I Nyoman Suprapta Winaya of Udayana University's Mechanical Engineering Faculty said, "With this machine, Udayana University has become the epicenter of waste resolutions in Bali."

Julien Uhlig, Jan von Rosenstiel, Jessica Ehinger of EX Venture, with Wahyu Taufik of Selaras Group and Professor I Nyoman Suprapta Winaya of Udayana University

Other than resolving the island's waste problems, the Zero Carbon machines will further support the university's research on waste management for the future. The systems combine mixed waste streams and convert them to generate power sustainably onsite through gasification. It also resolves the problem often encountered by waste management systems. The reactor uses a high temperature of more than 2,000 degrees Fahrenheit, hot enough to destroy all the harmful pollutants. The system uses a patented clinker crushing system that automatically pulverizes clinkers to dust. Combining a low tar process with the

"We have waste to shape the future of energy generation," EX Zero Carbon's CEO Julien Uhlig said, "We have shaped the two machines to optimize the conversion of unutilized trash to be clean energy, with maximum efficiency and minimum cost."

"We aim to have self-sufficient communities who process their waste and use it like electricity or thermal energy," Uhlig smiled, "Seeing waste as a valuable resource is going to revolutionize the way we live."

Disclaimer: We are 'testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Julien Uhlig

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